United States securities and exchange commission logo





                          January 25, 2021

       Edward Faneuil
       Executive Vice President, General Counsel and Secretary
       Global Partners LP
       P.O. Box 9161
       800 South St.
       Waltham, MA 02454-9161

                                                        Re: Global Partners LP
                                                            Registration
Statement on Form S-3
                                                            Filed January 21,
2021
                                                            File No. 333-252305

       Dear Mr. Faneuil:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Lamparski at (202) 551-4695 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Brenda Lenahan